

Franklin Electric

KeyBanc Capital Markets Industrial, Automotive & Transportation Conference

June 7, 2007

Franklin Electric

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

Any forward looking statements contained herein involve risks and uncertainties, including but not limited to, general economic and currency conditions, various conditions specific to the Company's business and industry, market demand, competitive factors, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, including, in particular, under Item 1A of Part 1 of the Company's Annual Report in Form 10-K for the fiscal year ended December 30, 2006, and Exhibit 99.1 thereto. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements.

Topics

- 2006 Review
- Strategic Transformation Update
  - Water Systems
  - Fueling Systems

Financial Summary
LTM March, 31, 2007

NASDAQ	FELE
Sales Revenue	**$586.7 Mil + 36%**
EPS (diluted)	**$2.22 + 4%**
EBIT* / Capital Employed	**19%**
Net Debt / EBITDA*	**0.8X**

*LTM March 31, 2007 Continuing Operations

EBITDA	$102.8	Mil
Less Depreciation & Amortization	$18.6	
EBIT	$89.2	
Less Interest Expense	$4.4	
Less Income Taxes	$27.9	
Net Income	$51.9	Mil



Franklin Electric Dividend History

2006 – Dividend Increased for 14th Consecutive Year

2007 – Dividend Increased for 15th Consecutive Year

2006 Acquisitions

Little Giant Pump Company, Inc.
$108 Mil Proforma Sales (2006)*

Healy Systems, Inc.
$25 Mil Proforma Sales (2006)*





* As if acquisition occurred on January 1, 2006

Continued Production Shift to Low Cost Regions

- Linares, Mexico; Brno, Czech Rep.;   + 15%
  Suzhou, China Headcount

- Siloam, Arkansas and Wittlich,   - 19%
  Germany Headcount

Linares, Mexico Expansion

Suzhou, China Expansion





Other Plant Expansions

Franklin Fueling Madison, WI

Wilburton, OK Pumps and Franklin Tech





Grant County, IN



Emerging Market Sales Growth*
(Proforma Including Full Year Healy & Little Giant Sales – in Millions)



*Latin America, Eastern Europe, Middle East & North Africa, Southern Africa & Asia Pacific/India

Strategic Focus
Global Water Systems and Petroleum Equipment Distribution Channels

Process Control Company







Strategic Focus

Water Systems & Petroleum Equipment Distribution Channels


$4.1 Bil
(Market Size Est)
Water Pumping Systems Producers
Distributors
Installing Contractors
End Uses
• Residential
• Agricultural
• Light Commercial
$1 Bil
(Market Size Est)
Petroleum Equipment Producers
Distributors
Installing Contractors
End Uses
• Filling Stations

- Growing Global Demand
- Fragmented Customer Base
- Installing Contractors – Value Reliability
- Franklin Brand Equity

Growth Strategy
Product Line Extensions

    

| Franklin Submersible Motor 1950s | Motors, Controls and Drives 1990s | Motors, Pumps, Drives and Controls 2004 | Adjacent Pumping Systems 2006 | Global Sales Opportunity |

    

| Franklin Submersible Motor 1960s | FE Petro Turbine Pump 1980s | FE Petro Turbine and Drive 1990s | Adjacent Products 2000s | Global Sales Opportunity |

Sales by Product Line



Water Systems

Business Model Before 2004


Franklin Electric
Submersible Motors & Controls
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
END USER
• Key Link in Chain
• Pulls Franklin Products Through the Chain

Water Systems

Contractor Pull – Franklin Motors



Example:

Total 4" Groundwater Installation: $6,000

Submersible Motor: $150

Franklin Motors and Controls Contain Proprietary Features Which Make Them Preferred by Contractors Worldwide

Water Systems
Business Model Before 2004



Strategic Issues:

- Limited Sales Growth Potential
- Growing Customer Concentration
- OEMs Threatening to Displace Franklin

Water Systems

Business Model After 2004



Drives , & Pumps
Submersible Motors, Controls,
Small Submersible Motors & Controls
Franklin Electric
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
END USER

Strategic Issues:

- Limited Sales Growth Potential
  - Total Addressable Market = $1 Bil → $4.1 Bil
- Growing Customer Concentration
  - Two Pump OEMs = 40% of Sales → Less than 10% of Sales
- No More Reliance on Competitors to Distribute FE Products

Global Leadership in Groundwater Pumping

Supplier	Estimated Global Groundwater Pumping Sales*	
Franklin Electric	$400 Mil	→ Grow Rapidly by Adding Pumps, Drives and Packaged Systems to the Product Line while Expanding Distribution Globally
Competitor A	$270 Mil	
Competitor B	$250 Mil	
Competitor C	$210 Mil	
Competitor D	$70 Mil	
All Others/Eliminations	$800 Mil	
Total	**$2,000 Mil**	

* Franklin Estimates for 2007

Core Market & Adjacent Pumping Systems



Adjacent Pumping Systems

- SSE (Residential)
- HVAC
- Wastewater
- Utility Pumps
- Irrigation
- Centrifugals

Total Market $2.1 Bil

Core
Groundwater
Pumping Systems
Total Addressable
Market $2.0 Bil

Business Dynamic

Groundwater Capability Facilitates Sales of Adjacent
Pumping Systems and Vice Versa



Position in Groundwater Will Complement Sales Growth of Adjacent Pumping Systems

Ability to Supply Adjacent Pumping Systems Will Complement Our Position & Growth in Groundwater

20

Building the International Platform
(Est. Market Size by Region)



$2 Bil

$1.5 Bil

$0.6 Bil

Western Hemisphere Water Supply Systems
JBD Acquisition – 4th QTR 2004



- Full Line Residential Water Supply Systems Product Catalog

- Solid Quality Reputation

- 250,000 Sq. Ft. Manufacturing Facility

- Experienced Team

Western Hemisphere Water Supply Systems

JBD Acquisition – 4th QTR 2004
(Product Catalog Includes 900 SKUs)







Western Hemisphere Water Supply Systems

Pioneer Pump Investment – 3rd QTR 2005
(Irrigation Product Catalog Includes 500 SKUs)





Western Hemisphere Water Transfer Systems

Little Giant Acquisition – 2nd QTR 2006



- 2005 Sales $106 Million

- 400,000 SQ. FT. of Manufacturing, Distribution & Office Space

Water Transfer Systems

Little Giant Acquisition (Product Catalog Includes 1500 SKUs)

Sump, Sewage & Effluent



HVAC Pumps



Utility Pumps





Water Transfer Systems

Field Sales Organization

North American Water Systems
Field Sales Organization



Water & Wastewater

Cross Selling Opportunities


Franklin Cleanwater & Irrigation Pumping Systems
Franklin Sales Team
Water Systems Distributors
Little Giant Wastewater Pumping Systems
Little Giant Sales Team
Plumbing, HVAC, Hardware & Industrial Distributors

Direct Sales Relationships
Top 20 North American Water Systems Distributors



SubDrive Constant Pressure Systems





Franklin Electric

WATER STORAGE

PUMP

SUBMERSIBLE MOTOR

Tri-Seal™ Pump Product Line

Existing Franklin
10 gpm



New Franklin
TRI-SEAL™ 10 gpm



Customer Benefits:

• Better Efficiency

• Better Durability

Franklin Benefits:

• Less Material Cost
  (15% to 35% Fewer Stages)

• Revolutionizes Franklin Pump
  Manufacturing Process

• Produced in Linares, Mexico

New Linares, Mexico Pump Plant
On Stream in 2008



New Pump Plant

Water Systems Sales Growth

	2003	2004	2005	Proforma 2006*
Franklin Electric Water Systems Sales	$262 Mil	$304 Mil	$334 Mil	$492 Mil

Status:

- Growing Distributor Relationships
- Groundwater Pump Sales Growing Rapidly
- Strong Portfolio of New Products
- Global Acquisition Opportunities

* Includes Little Giant Sales as if Acquired on January 1, 2006

Key Near Term Issues

- Seasonality Shifting to Second & Third Quarters

- Pump OEM Stockpile Liquidation

- Slow Industry Sales (Housing Starts)

- Competitive Activity

1st Quarter EPS



By Year End 2007:

- Stockpile Liquidation Complete

- Tri-Seal Conversion Complete

- Linares Pump Manufacturing Ramp-up

- Operating Leverage from Rapidly Growing Pump Business

Fueling Systems



Fueling Systems Global

Fueling Systems
Sales

	2003	2004	2005	Proforma 2006*
Fueling Systems Sales	$64 Mil	$66 Mil	$69 Mil	$114 Mil

* Includes Healy Sales as if Acquired on January 1, 2006

Fueling Systems

Addressable Market & Franklin Share

	Market	Estimated Share
Fuel Management Systems (Motors, Pumps, Drives, Controls, Nozzles, Valves & Hardware)	$600 Mil	10%-15%
Containment Products (Piping, Sumps & Connections)	$400 Mil	5%-10%
Total	$1,000 Mil	10%-15%

#2 Global Supplier

Fueling Management Systems
Description of Electronic Fuel Management System



System Modules:

- **High Speed Pumping**

- **Inventory Management**

- **Product Quality Monitoring**

- **Leak Detection**

- **Vapor Containment ***

* Healy Acquisition

Fueling Systems

Environmental Legislation - California Vapor Control Regulations



- **Installation Must Occur Prior to Mid 2009**

- **10,000 Stations**

- **Vapor Control Systems - $17,000 per Station Monitoring Systems - $8,000 per Station**

- **$250 Mil Opportunity**

- **Franklin/Healy is the Only Approved Vapor Control System as of April 2007**

- **Other States/Municipalities May Follow**

Fueling Systems
Growth Drivers





Summary

- Clear Focus – Growth Within Water Systems and Petroleum Equipment Distribution Channels

- Attractive Brand Franchise

- The Global Leader in Key Pumping Systems Technologies

- Expanding Manufacturing Base in Low Cost Countries

- Expanding Product Line and Distributor Base (Globally)

- Attractive Backlog of Innovative New Products

- 28% Return on Capital (2006)

- Strong Balance Sheet



